Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-AND SIX-MONTH PERIODS ENDED MAY 31, 2023

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-months period ended May 31, 2023, compared to the three- and six-months period ended May 31, 2022. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 10, 2023, was approved by our Audit Committee on July 11, 2023 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2023 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2022.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of nonalcoholic steatohepatitis (“NASH”) in the general population and in people living with HIV.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®;

Theratechnologies Inc. 2015 Peel, 11th Floor Montreal, Quebec H3A 1T8

our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and to meet our revised 2023 financial guidance; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our ability to protect and maintain our intellectual property rights in tesamorelin; the timelines associated with the resumption of our Phase 1 clinical trial studying sudocetaxel zendusortide as well as the timelines associated with the completion of the HFS (as defined below) related to EGRIFTA SV® and the filing of a sBLA (as defined below) for an intramuscular method of administration of Trogarzo®; our capacity to meet the undertakings, covenants and obligations contained in the Loan Facility (as defined below) entered into with Marathon’s affiliates and not be in default thereunder; our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of NASH in the general population; our capacity to find a partner to pursue the development of sudocetaxel zendusortide once the Phase 1 clinical trial has resumed; our capacity to control expenses to achieve a positive Adjusted EBITDA by the fiscal year end; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that: sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States; no vaccine or cure will be found for the prevention or eradication of HIV; the HFS will be successfully completed and we will resubmit a supplement with the FDA for EGRIFTA SV® by the end of the 2023 fiscal year; the FDA will approve the supplement; we will not default under the terms and conditions of the Loan Facility, including meeting the minimum liquidity and revenue target covenants therein; to the extent we default under the terms of the Loan Facility, we will be successful in negotiating waivers of such default; the interest rate on the amount borrowed from Marathon’s affiliates under the Loan Facility will not materially vary upwards; the Corporation will continue as a going concern; we will find a partner to conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population; we will be able to recruit patients to resume our Phase 1 clinical trial

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

studying sudocetaxel zendusortide and we will be able to see signs of efficacy during such Phase 1 clinical trial; we will find a partner to pursue the development of TH1902 once the Phase 1 clinical trial has resumed; our research and development activities will yield positive results; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this MD&A; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; events that could disrupt the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the Loan Facility resulting in an event of default and causing the interest rate on its loan to increase by 300 basis points and giving right to the creditor to call back the loan and foreclose on the Company’s assets; our ability to successfully negotiate further waiver or amendments to the Loan Facility, difficulties in recruiting patients for the Phase 1 clinical trial studying sudocetaxel zendusortide; negative results stemming from such Phase 1 clinical trial resulting in the abandonment of this development program; the inability of the Company to find a partner for its NASH or oncology program or to enter into a partnership agreement with a partner for those programs on favorable terms to the Company; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

NON-IFRS AND NON-US GAAP MEASURE

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

The information presented in this MD&A includes a measure that is not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

BUSINESS OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Our business strategy is to grow revenues in order to achieve a positive Adjusted EBITDA from the sale of our existing and potential future assets in North America, and to develop a portfolio of complementary products, compatible with our expertise in drug development and our commercialization know-how. We currently have two approved products: EGRIFTA SV® and Trogarzo® in the United States. In addition to the sale of our products, we are conducting research and development activities. We have a pipeline of investigational medicines in the areas of NASH and oncology.

OUR MEDICINES

The Company commercializes two approved medicines for people living with HIV in the United States, namely EGRIFTA SV® and Trogarzo®.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019 and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and our organization has been commercializing this product in this country since May1st, 2014.

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant, or (“MDR”), HIV-1 infection failing their current antiretroviral regimen.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

In March 2016, we obtained the rights to commercialize Trogarzo® in the United States and Canada pursuant to a distribution and licensing agreement with TaiMed. In March 2017, the agreement was amended to include the commercial rights to Trogarzo® in the European Union and in other countries such as Israel, Norway, Russia and Switzerland (the “TaiMed Agreement”). In April 2022, the Company sent a notice of termination to TaiMed in connection with its commercialization and distribution rights of Trogarzo® in Europe, and we no longer commercialize this product in Europe since December 2022.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including NASH, oncology and HIV.

Tesamorelin

EGRIFTA SV® and F8 Formulation

In HIV-associated lipodystrophy, we are diligently completing the work associated to the supplemental biologic license application (“sBLA”) filing for the F8 formulation of Tesamorelin (“F8 Formulation”) with the United States Food and Drug Administration (“FDA”).

In the spring of 2022, we were informed by the sole global supplier of BWFI that its manufacturing plant had been the subject of an FDA inspection that resulted in this supplier having to make modifications to its facilities before being able to resume manufacturing and shipment of its BWFI. As a result, our plan to file a sBLA by the end of the first quarter of 2022 had to be delayed until this supplier could resume the manufacture of BWFI and the shipment thereof or until we could find an alternate supplier to source BWFI.

We are confident in successfully addressing the shortage of bacteriostatic water for injection (“BWFI”) by placing the sourcing of this drug component under our own control via the services of a third-party manufacturer, thereby securing a secondary source of supply for this important component to the F8 Formulation. We have entered into a development agreement with a third-party supplier for the manufacture of our own supply of BWFI and, to date, the engineering and validation batches of BWFI have been manufactured. We have initiated discussions with this third-party supplier with the aim of entering into a long-term supply agreement for BWFI. We were also informed by the original manufacturer of BWFI that the product is now available for purchase.

In addition, with the requirement of the FDA to conduct a HFS for EGRIFTA SV®, we have proactively decided to conduct one for the F8 Formulation as well prior to submitting a sBLA seeking the approval of the F8 Formulation. For the moment, we have decided to prioritize the finalization of the HFS for the F8 formulation, and plan to conclude the study in July 2023. We now plan on filing an sBLA with the FDA seeking the approval of the F8 Formulation in the fourth quarter of 2023 for the treatment of lipodystrophy in people living with HIV, and anticipate a maximum review time of six months.

The further development of Tesamorelin also allows Theratechnologies to maintain its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

The F8 Formulation is also intended to be used in our Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population.

Multi-Dose Pen Injector

In the fiscal year 2021, we began developing the Pen intended to be used in conjunction with the F8 Formulation. To date, its development is not completed, and we are still assessing the feasibility. We have completed the evaluation of a number of feasible alternatives, but we have decided to put this project on hold until we have secured a partnership for the development of tesamorelin for the NASH indication.

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. In November 2020, we filed an Investigational New Drug Application (“IND”) with the FDA for a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and we received a “Study May Proceed” letter for such Phase 3 clinical trial from the FDA in December 2020. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation followed up on the FDA’s recommendation and requested a meeting with the agency. On July 15, 2021, we announced that we had completed discussions with the FDA following an end of Phase 2 meeting and with the EMA following a scientific advice meeting regarding the Phase 3 clinical trial in NASH.

In July 2021, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner.

We continue to see interest and momentum build in the NASH discussion space based on promising new industry data. Now that the BWFI supply issue has been resolved, we can confidently assure potential partners that further development and the potential launch of a Phase 2b/3 NASH clinical trial would not be impeded by further supply issues. Currently, we continue to pursue potential NASH partners in the marketplace. We continue to maintain that the further development of Tesamorelin allows Theratechnologies to keep its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

Ibalizumab

Life Cycle Management of Trogarzo®

As previously announced, the Corporation has now completed the enrollment of all patients for this study and the study is completed. We are presently completing the analysis of the data related thereto. The study consisted of assessing the safety and pharmacokinetic levels of Trogarzo® when administered intramuscularly using a syringe. We expect to file a sBLA with the FDA seeking the approval of the intramuscular method of administration in the course of the 2023 fiscal year.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

On October 3, 2022, the FDA approved a 30-second Intravenous (“IV”) Push method of administration for the maintenance dose of Trogarzo®. In order to further facilitate the administration of Trogarzo®, we have also recently filed an sBLA with the FDA for the IV Push administration of the loading dose of Trogarzo®. The FDA has accepted our application and has provided a goal date of December 14, 2023.

Sudocetaxel Zendusortide (“TH1902”) Phase 1 Clinical Trial

In March 2021, we initiated our Phase 1 clinical trial evaluating TH1902 for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design included a Part A dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose (the “MTD”) and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Part B of the Phase 1 clinical trial, also known as the “basket trial” initially consisted in recruiting a total of approximately 70 patients to study the safety and tolerability of TH1902 in the following various solid tumor types, including HR+ breast cancer, triple negative breast cancer, ovarian cancer, endometrial cancer, melanoma, thyroid cancer, small cell lung cancer, and prostate cancer. As per the study protocol, the MTD is established once a significant adverse event is observed in two or more patients.

Part A of the Phase 1 clinical trial was completed in the summer of 2022. We then reported that a total of 18 heavily pre-treated patients, who received an average of eight prior cancer treatments, were enrolled in the dose escalation portion of the study. Following the safety observations at 420 mg/m2 including grade 3 neuropathy, grade 4 neutropenia, grade 3 ocular changes (visual acuity, keratitis and ocular surface dryness) and grade 2 skin toxicities (rash, pruritis and inflammation), the dose of TH1902 was decreased to 300 mg/m2 for the next dose level and was expanded to a total of six patients. No dose limiting toxicities (“DLTs”) were observed during the first cycle, therefore, the dose of 300 mg/m2 was selected for continuation of the basket trial.

In addition, we reported that the levels of free docetaxel were low, at only 11% of those observed at docetaxel treatment dosage of 75 mg/m2. 300 mg/m2 appeared to be a well-tolerated dose level. We further reported the observation of signs of efficacy in three heavily pretreated patients.

Following the determination of the MTD, we began enrolling patients in the basket trial. In December 2022, we decided to voluntarily pause the enrollment of patients and revisit the study design of our clinical trial studying TH1902 in various types of cancer. The decision was made after consulting with our investigators. The efficacy results observed were not convincing enough to pursue the enrollment of patients and did not outweigh the adverse events seen in some patients.

On December 1, 2022, Theratechnologies announced the decision to voluntarily pause the enrollment of patients in its Phase 1 clinical trial of TH1902, the Company’s lead investigational peptide drug conjugate (“PDC”) for the treatment of sortilin-expressing cancers.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Following the voluntary pause, the Company formed a Scientific Advisory Committee (“SAC”) to help determine the best developmental path forward for TH1902. A meeting was held on March 22, with several medical oncologists from across the United States, who are leading experts in the end-to-end lifecycle of oncology drug development.

Theratechnologies presented the pre-clinical and clinical data gathered thus far to the SAC, which made recommendations to modify the frequency of administration, selection of tumor types and criteria for patient selection to further improve our chances of a successful outcome. The Company is finalizing adjustments to the protocol and aims to submit to the FDA before end of April.

Consistent with the Company’s 2023 objective of generating positive Adjusted EBITDA by fiscal year end, any new investments in TH1902 will be stage-gated. Once the Phase 1 clinical trial has resumed, Theratechnologies will also evaluate potential partnerships for TH1902.

On April 18, 2023, the Company presented new data at the American Association of Cancer Research (“AACR”) annual meeting in three poster sessions highlighting a synergistic effect of TH1902 in combination with programmed death-ligand 1 (PD-L1), checkpoint inhibitor therapy in a melanoma mouse model; high expression of the sortilin (SORT1) receptor in multiple tumor types compared to healthy tissues; and the rationale for using TH1902 as a potential therapeutic approach in SORT1-positive triple-negative breast cancer (TNBC) and HER2-positive breast cancers.

Recent Highlights:

Sudocetaxel Zendusortide Development Pathway

On June 2, 2023, we announced the FDA’s agreement to our amended Phase 1 trial protocol for Sudocetaxel Zendusortide following the submission of an amended protocol in May 2023. The amended protocol is designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The updates include a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer - a population in which preliminary efficacy has been observed thus far. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

The amended study will be a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). A minimum of six patients will be enrolled at the 1.75 mg/kg dose followed by an observational period of three months to assess dose-limiting toxicity (DLT). If deemed safe (0 or 1 DLT), the trial will enroll an additional six patients at the 2.5 mg/kg dose. Following a second three-month observational period, four more patients will be enrolled at the higher dose, for a total of 16 patients in Part 3 of the trial. The amendments also include an option for a basket expansion stage that will comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Draw Down on $20 Million Second Tranche of Loan Facility and Redemption of the outstanding Convertible Notes

On June 21, 2023 the Company drew down on its second tranche of $20 million under its credit agreement ( the “Loan Facility”) with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager. The net proceeds of this second tranche, approximately $19,300,000, were used to redeem all of the issued and outstanding $27.5 million 5.75% convertible unsecured senior notes due on June 30, 2023 (the “Notes”). The remaining balance was funded from the Company’s cash on hand.

Reorganization of R&D Activities

As a result of the weakness in the Company’s net revenues in the first half of the 2023 fiscal year, the Company has initiated a reorganization mainly focused on its R&D activities, which is expected to result in annualized savings of at least $5.5 million for the fiscal year 2024 and beyond. Most of these costs will be associated with headcount reduction and a decrease in the number and scope of research and development projects. As such, we expect to record a charge of $1.5 million to cover anticipated severance and other costs. This reorganization is in line with our aspiration of becoming Adjusted EBITDA positive in the latter part of this year and beyond.

American Society of Clinical Oncology (“ASCO”) Update

On May 25, 2023, Theratechnologies announced that it would be presenting Preliminary Safety and Efficacy Data from Phase 1 Trial of Sudocetaxel Zendusortide in Heavily Pretreated Cancer Patients at ASCO 2023.

Key highlights from the data were preliminary signs of antitumor activity noted in 36% of patients, with two partial responses (PR) and seven patients with prolonged stable disease (SD). Part 1 of the study enrolled 18 adults with a confirmed diagnosis of a metastatic or advanced-stage solid tumor that is refractory to standard therapies (average of 8 prior lines of therapies). The starting dose of 30 mg/m2 every 3 weeks (Q3W) was selected based on sudocetaxel zendusortide preclinical data. Among participants in Part 1, one patient with endometrial cancer experienced SD for 233 days (33 weeks), a second patient with prostate cancer had SD that lasted for 119 days (17 weeks), and a third patient with ovarian cancer experienced SD for 295 days (42 weeks).

Eighteen additional patients were enrolled into the 300 mg/m2 Q3W dose expansion cohort (Part 2). In an interim efficacy and safety analysis of the 300 mg/m2 dose cohort from Parts 1 and 2 (n=25), five of six patients (83%) with ovarian cancer had a best overall response (BOR) of either PR (n=1) or SD (n=4). In the triple-negative breast cancer (TNBC) population, three of four patients (75%) had a BOR of SD, with one patient

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

experiencing SD for at least four cycles and continued clinical benefit up to at least 24 weeks. In the two patients with prostate cancer, one experienced a PR.

Sudocetaxel zendusortide doses below 300 mg/m2 were well-tolerated in Part 1 of the trial, which established the maximum tolerated dose (MTD) and dose-limiting toxicities at 360 mg/m2 and 420 mg/m2, respectively. Based on those results, investigators selected a 300-mg/m2 dose for Part 2 (dose expansion) of the basket trial, to determine the safety and efficacy of sudocetaxel zendusortide in patients with multiple tumor types with high expression of the sortilin (SORT1) receptor. At 300 mg/m2, the most common treatment-related adverse events (>20%) were ocular changes, neuropathy, gastrointestinal disturbances, and musculoskeletal complaints, with Grade 3 or greater toxicities at a frequency of ≤12%.

Results from a First-of-its-Kind Study in HIV Compares Ibalizumab Clinical Trial Experience to Matched Real-World Non-Ibalizumab OPERA® Cohort presented at ACTHIV™ Conference

In May 2023, we presented data from a landmark study in which the use of Trogarzo® was associated with favorable virologic outcomes compared to non-ibalizumab regimens used in routine care in heavily treatment-experienced people with HIV. In the study, which was presented at the 17th Annual American Conference for the Treatment of HIV™ (ACTHIV™) in Phoenix, Ariz., use of ibalizumab resulted in a statistically significant doubling of the likelihood of viral undetectability, as well as a much longer duration of undetectability and viral suppression, compared to a real-world, non-ibalizumab control group from the Observational Pharmaco-Epidemiology Research & Analysis (OPERA®) database.

The study evaluated data from 76 participants in two clinical trials (Phase 2b and Phase 3) who received 800 mg of ibalizumab every two weeks (treatment arm), and compared those data to outcomes from 65 individuals treated with non-ibalizumab-containing regimens as routine care in the OPERA® cohort (control arm). Standardized mortality rate (SMR) weighting ensured balance between the treatment and control groups in terms of baseline age, CD4 cell count, viral load (VL), and susceptibility to specific ART agents.

Despite ibalizumab trial participants having more severe disease at baseline than non-ibalizumab controls, ibalizumab was associated with superior virologic outcomes. At 24 weeks, investigators observed a statistically significant doubling of the likelihood of viral undetectability (defined as VL <50 c/mL) in the treatment arm versus the control arm (SMR-weighted hazard ratio [HR]: 1.98; 95% confidence interval [CI]: 1.02, 3.69). Achievement of viral suppression (defined as VL <200 c/mL) was also more likely with ibalizumab, though this finding did not reach statistical significance (SMR-weighted HR: 1.28; 95% CI: 0.82, 2.06).

Among those who achieved undetectability on ibalizumab, 95% maintained undetectability through the end of follow-up, compared to 27% of those on non-ibalizumab regimens (SMR-weighted HR: 16.08; 95% CI: 3.99, 64.78). Additionally, the same significance emerged for maintaining viral suppression, which was 18 times lower for real-world non-ibalizumab regimens compared to ibalizumab. For both durability analyses, confidence intervals were wide but statistically significant (SMR-weighted HR: 18.36; 95% CI: 2.48, 135.68).

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

JANUARY 2021 OFFERING

Use of Proceeds

In its prospectus supplement dated January 13, 2021, relating to the January 2021 offering, the Company indicated that it intended to use the net proceeds from such offering primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes. More specifically, out of net proceeds of the offering then estimated to be $42,500,000, an amount of $30,500,000 was earmarked for the NASH Phase 3 clinical trial and $7,000,000 for oncology research and development (including the TH1902 Phase 1 clinical trial), with the remainder left for commercial and marketing activities and other uses.

In the months following the January 2021 offering, the Company was able to complete its discussions with the FDA and the EMA regarding the design and protocol for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH. As part of its announcement on July 15, 2021, regarding the finalization of the trial design, the Company also announced that the changes made to the design pursuant to the discussions held with the FDA and the EMA would result in higher costs than previously estimated, and that the Company was evaluating its options to best execute its late-stage development program for tesamorelin, including seeking a potential partner. As a result of the delay in the initiation of the NASH Phase 3 clinical trial, the funds raised in the January 2021 offering earmarked for such trial have been added to the Company’s available cash balance. The Company’s ability to execute its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH will be dependent on its ability to secure additional financial resources.

The following table shows the estimated use of proceeds, compared with the actual use of proceeds as at May 31, 2023:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Nash Phase 3 clinical trial	$30.5	$2.8	$(27.7)
Oncology R&D	7.0	9.7	2.7
Commercial and marketing activities	3.5	- -	(3.5)
Other	1.5	4.6	3.1
Net Proceeds	$42.5	$17.1	$(25.4)

As at May 31, 2023, approximately $2,834,000 had been used in connection with the NASH Phase 3 clinical trial.

As at May 31, 2023, approximately $9,716,000 had been used in connection with oncology research and development activities and the variance between the amount reserved and the amount used as at May 31, 2023 represents funds held in cash pending their planned allocation as costs are incurred.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Finally, the Company has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use have been added to the Company’s working capital.

2023 Revised Revenue Guidance

Given the lower than anticipated revenues in the quarter ended May 31, 2023, we are revising our FY2023 revenue guidance range to between $82 million and $87 million, or growth of the commercial portfolio in the range of 3% and 9%, as compared to the 2022 fiscal year results.

Revenue Summary for Second Quarter and First Half Fiscal 2023

(in thousands of U.S. dollars)

	Three months ended May 31		% change	Six months ended May 31		% change
	2023	2022		2023	2022
EGRIFTA®, EGRIFTA SV® net sales	10,853	11,416	(4.9%)	23,564	23,120	1.9%
Trogarzo® net sales	6,696	7,852	(14.7%)	13,893	14,705	(5.5%)
Revenue	17,549	19,268	(8.9%)	37,457	37,825	(1.0%)

Second Quarter Fiscal 2023 Financial Results

Revenue

For the three- and six-month periods ended May 31, 2023, consolidated revenue was $17,549,000 and $37,457,000, compared to $19,268,000 and $37,825,000 for the same periods ended May 31, 2022, representing a year-over-year decrease of 8.9% for the second quarter and a decrease of 1.0% for the first half of the fiscal year.

For the second quarter of fiscal 2023, net sales of EGRIFTA SV® were $10,853,000 compared to $11,416,000 in the second quarter of fiscal 2022, representing a decrease of 4.9% year-over-year. Lower sales of EGRIFTA SV® in the quarter were mostly the result of a draw down in inventory at one of our large specialty pharmacies. This pharmacy had built up larger than usual inventories in the fourth quarter of 2022. Following discussions with this group, we have determined that the situation is largely resolved, and sales in the months of May and June 2023 are back to normal levels. Net sales of EGRIFTA SV were also impacted by larger than usual rebates to government payers. These situations also impacted Net sales for the six-month period ended May 31, 2023, which amounted to $23,564,000 compared to $23,120,000 in the same period in 2022, representing growth of 1.9%.

Trogarzo® net sales in the second quarter of fiscal 2023 amounted to $6,696,000 compared to $7,852,000 for the same quarter of 2022, representing a decrease of 14.7% year-over-year. Lower sales of Trogarzo® were a result of the same inventory adjustment as discussed above, and further inventory drawdowns at another specialty pharmacy with which we renegotiated contract terms resulting in a lowering of their overall inventory levels. This new contract terms will be beneficial to Theratechnologies in the future

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

resulting in recurring annual savings. Net sales of Trogarzo® were also impacted by greater than anticipated rebates to government payers. The Trogarzo® net sales decrease is also attributable to a lesser degree on our decision to stop commercializing the product in Europe in 2022.

For the six-month period ended May 31, 2023, Trogarzo® net sales were $13,893,000 compared to $14,705,000 in the same period in 2022.

Cost of Sales

For the three- and six-months ended May 31, 2023, cost of sales decreased to $4,909,000 and $9,602,000 compared to $8,979,000 and $15,078,000 for the same periods in fiscal 2022.

Cost of goods sold was $4,909,000 and $9,602,000 in the three- and six-month periods of 2023 compared to $7,759,000 and $12,637,000 for the same periods in 2022. The decrease in cost of goods sold was mainly due to a charge of $2,300,000, in 2022, arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of tesamorelin. No such charge was recorded in 2023.

Cost of sales also included the amortization of the other asset of $1,220,000 in Q2 fiscal 2022, and of $2,441,000 for the six-month period ended May 31, 2022. As the other asset was fully amortized during fiscal 2022, amortization of the other asset in fiscal 2023 is nil.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2023, amounted to $10,389,000 and $19,745,000 compared to $11,056,000 and $19,059,000 in the comparable periods of fiscal 2022.

R&D expenses in the second quarter of 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program. Excluding this provision, R&D expenses are down significantly in the second quarter of 2023 compared to last year, mostly as a result of lower spending on our oncology program.

Selling Expenses

Selling expenses decreased to $6,479,000 and $13,293,000 for the three- and six-month periods ended May 31, 2023, compared to $15,371,000 and $23,178,000 for the same periods last year. The decrease is due in large part to a charge of $6,356,000 related to the accelerated amortization, in Q2 2022 of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory during that quarter, which also led to decreased overall spending in commercialization activities. In 2022, we also incurred one-time costs related to setting up our internal field force in the United States.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

amortization expenses of $739,000 and $1,478,000 for the three- and six-month periods ended May 31, 2023 compared to $7,102,000 and $7,897,000 in 2022.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2023, amounted to $3,716,000 and $8,168,000 compared to $4,823,000 and $9,191,000 reported in the comparable periods of fiscal 2022. The decrease in General and Administrative expenses is largely due to our decision to terminate the commercialization activities of Trogarzo in Europe during the second quarter of 2022.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2023, were $1,943,000 and $6,883,000 compared to $1,644,000 and $2,929,000 for the comparable periods of 2022. Net finance costs in the second quarter of 2023 included interest of $1,874,000, consisting of interest on the convertible senior notes issued in June 2018 of $398,000, and interest of $1,476,000 on the Marathon Credit Facility. Net finance costs in the six month period ended May 31, 2023 included interest of $3,658,000, consisting of interest on the convertible senior notes issued in June 2018 of $788,000 and interest on the Marathon Credit Facility of $2,870,000. Net finance costs were also impacted in the first quarter of 2023 by the loss on debt modification of $2,650,000 related to the issuance of the Marathon Warrants issued in connection to the amendments to the Credit Agreement during the first quarter of 2023.

Net finance costs for the three- and six-month periods ended May 31, 2023, also included accretion expense of $609,000 and $1,142,000, compared to $544,000 and $1,061,000 for the comparable periods in 2022.

Adjusted EBITDA

Adjusted EBITDA was $(6,140,000) for the second quarter of fiscal 2023 and $(10,032,000) for the six-month period ended May 31, 2023, compared to $(11,704,000) and $(15,798,000) for the same periods of 2022. Adjusted EBITDA in the second quarter of 2023 was negatively affected by an expense related to a provision of $3,042,000 in relation to the foreseen expiration of clinical lots of sudocetaxel zendusortide. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

As a result of lower revenues and certain items as discussed above, net loss for the three- and six-month periods ended May 31, 2023, amounted to $10,013,000 and $20,456,000 compared to $22,727,000 and $31,759,000, for the same periods last year.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

As part of the preparation of the interim financial statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from May 31, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the six-month period ended May 31, 2023, the Company incurred a net loss of $20,456,000 (2022 – $31,759,000) and had negative operating cash flows of $6,901,000 (2022 - $6,734,000). The Company’s total current liabilities exceeded total current assets at May 31, 2023.

The Company’s Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to notes 18 and 24 of the annual consolidated financial statements as at November 30, 2022). On July 3, 2023, the Company defaulted under the minimum liquidity covenant (“Liquidity Breach”) resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. The Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. The Company obtained a temporary reduction in the minimum liquidity covenant amount until July 28, 2023, however the lender has not waived its rights related to the default at this time. The Company and the lender agreed to discuss an extension of the reduction of the minimum liquidity covenant amount and the conditions related thereto, if any. There can be no assurance that an agreement will be reached with the lender. As the Liquidity Breach occurred after May 31, 2023, it does not affect the long-term classification of the Loan Facility at May 31, 2023.

The Loan Facility also includes operational milestones and required revenue targets (which were amended during the quarter, refer to note 7 of the interim financial statements) in order for the Company to comply with the conditions of the Loan Facility and to be able to borrow money forming part of the various tranches.

The Company’s ability to continue as a going concern for period of at least, but not limited to, 12 months from May 31, 2023 involves significant judgement and is dependent on its ability to obtain the support of the lender including the waiver of the Liquidity Breach, increase revenues and manage expenses to generate sufficient positive cash flows from operations and/or find alternative source of funding to respect the various covenants of its Loan Facility, including obtaining the approval from the United States Food and Drug Administration for its F8 formulation of Tesamorelin on or before March 31, 2024. Should management’s plans not materialize, the Company may be or remain in default of the Loan Facility, be forced to reduce or delay expenditures and capital additions and seek additional financing through the issuance of equity. Raising additional equity capital is subject to market conditions. If the Company is unable to secure additional financing, the Company could have to sell or liquidate its assets or resort to insolvency laws. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender amended the Loan Facility on February 27, 2023 to exclude the fiscal year ended November 30, 2022. The term loan was reclassified from current at November 30, 2022 to long-term at May 31, 2023 as a result of the waiver received within the first quarter. There is no assurance that the lender will agree to amend or to waive potential future covenant breaches, if any.

These interim financial statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These interim financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these interim financial statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the second quarter of fiscal 2023 with $25,369,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

The Company voluntarily changed its accounting policy in Fiscal 2022 to classify interest paid and received as part of cash flows from operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities. The Fiscal 2022 amounts presented herein have been recasted to reflect the change in policy.

For the three-month period ended May 31, 2023, cash used in operating activities was $3,562,000, compared to $1,044,000 in the comparable period of Fiscal 2022.

In the second quarter of fiscal 2023, changes in operating assets and liabilities had a positive impact on cash flow of $4,643,000 (2022-positive impact of $10,701,000). These changes included positive impacts from a decrease in inventories ($2,653,000), lower prepaid expenses and deposits ($3,275,000) and higher accounts payable ($2,592,000), and also include a negative impact from higher accounts receivable ($3,093,000). The decrease in inventories is mainly due to a planned reduction of Trogarzo® inventory levels.

During Fiscal 2022, the Company realized net proceeds from the issuance of a long-term loan of $37,715,000. We also received net proceeds for the issuance of common stock to an institutional investor in the amount of $2,871,000 under its ATM program. Significant uses of cash for financing activities during Fiscal 2022 included the purchase of convertible notes for $28,819,000 (including costs related to the purchase), and $1,527,000 in deferred financing costs related to the establishment of the Loan Facility.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

There were no significant financing activities or investing activities in the three and six months ended May 31, 2023 and 2022.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	17,549	19,908	21,421	20,811	19,268	18,557	18,754	17,852

Operating expenses

Cost of sales

Cost of goods sold	4,909	4,693	5,909	5,292	7,759	4,878	5,191	4,283

Amortization of other asset	-	-	-	-	1,220	1,221	1,220	1,221

R&D	10,389	9,356	9,455	8,425	11,056	8,003	8,678	8,296

Selling	6,479	6,814	7,809	8,404	15,371	7,807	8,193	7,657

General and administrative	3,716	4,452	3,956	4,209	4,823	4,368	3,537	3,633

Total operating expenses	25,493	25,315	27,129	26,330	40,229	26,277	26,819	25,090

Net finance costs	(1,943)	(4,940)	(2,078)	(1,879)	(1,644)	(1,285)	(1,817)	(2,254)

Income taxes	(126)	(96)	(143)	(151)	(122)	(27)	(19)	(18)

Net loss	(10,013)	(10,443)	(7,929)	(7,549)	(22,727)	(9,032)	(9,901)	(9,510)

Basic and diluted loss per share	(0.10)	(0.11)	(0.09)	(0.08)	(0.24)	(0.09)	(0.10)	(0.10)

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

The increase in cost of goods sold in Q2 2022 was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of tesamorelin.

The increase in R&D expenses in Q2 2023 was due to a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program.

The increase in selling expenses in Q2 2022 was related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory.

Subsequent Events

On June 21, 2023, the Company drew down on $20,000,000 Tranche 2 Loan, for a net proceed of approximately $19,300,000.

On June 30, 2023, the Company redeemed all of the issued and outstanding convertible unsecured notes for proceeds of $27,467,000.

On July 3, 2023, the Company defaulted under the minimum liquidity covenant resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. The Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. The Company obtained a temporary reduction in the minimum liquidity covenant amount until July 28, 2023, however the lender has not waived its rights related to the default at this time. The Company and the lender agreed to discuss an extension of the reduction of the minimum liquidity covenant amount and the conditions related thereto, if any. There can be no assurance that an agreement will be reached with the lender.

As a result of the weakness in the Company’s net revenues in the first half of the 2023 fiscal year, the Company has initiated a reorganization mainly focused on its R&D activities. As such, a charge of approximately $1,500,000 related to anticipated severance and other costs is expected to be recorded in the remainder of fiscal 2023.

Recent Changes in Accounting Standards

There were no changes in accounting standards during the second quarter of fiscal 2023.

Outstanding Share Data

As of July 10, 2023, the Company had 96,807,309 common shares issued and outstanding, 8,130,550 Warrants and 5,000,000 Marathon Warrants issued and outstanding, while outstanding options granted under our stock option plan amounted to 9,083,352.

Contractual Obligations

There was no material change in contractual obligations during the three- and six-month periods ended May 31, 2023.

Economic and Industry Factors

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

In the three months ended May 31, 2023, there were no material economic and industry factors affecting our business.

Internal Control

The Company identified a material weakness as at November 30, 2022, in the Company’s process level controls relating to the documentation of the analysis and relating to the monitoring of certain conditions and covenants included in a financing arrangement. This control failure caused ineffective controls over the assessment of going concern uncertainty, including the underlying financial data and assumptions supporting the forecasted financial information utilized to prepare projected cash flows and liquidity requirements to comply with some of the covenants in such financing arrangement. Refer to our annual MD&A for additional details.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have evaluated, or caused the evaluation of, under their direct supervision, the design of the Company’s internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure as at May 31, 2023. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have concluded that our internal control over financial reporting were not effective as of May 31, 2023, as the controls related to the above-described material weakness have not yet been adequately remediated.

The Company’s management team has begun remediating the ineffective controls related to the above-described material weakness. The material weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. During the first and second quarters of 2023, the Company worked on a remediation plan and began implementing new internal controls to remediate to this material weakness. We have started the design and implementation of these improved and additional controls in the second quarter of 2023.

There were no changes in our internal controls over financial reporting that occurred during the period from March 1st, 2023 to May 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended May 31		Six-month periods ended May 31
	2023	2022	2023	2022

Net loss	(10,013)	(22,727)	(20,456)	(31,759)

Add :

Depreciation and amortization[1]	932	8,491	1,871	10,675

Net Finance costs[2]	1,943	1,644	6,883	2,929

Income taxes	126	122	222	149

Share-based compensation	702	766	1,278	2,208

Inventory provision[3]	170	-	170	-

Adjusted EBITDA	(6,140)	(11,704)	(10,032)	(15,798)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 formulation.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8